

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 23, 2010

Via U.S. Mail and Fax
Mr. Douglas Haffer
Chairman and CEO
eLuxuryHouse, Inc.
160 Franklin Street
Suite 201
Oakland, CA   94607

> **Re:** **eLuxuryHouse, Inc.**
> **Item 4.02 Form 8-K**
> **Filed   February 23, 2010**
> **File No. 333-140710**

Dear Mr. Haffer:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director